Exhibit 3.11

State of Delaware Secretary of State Division of Corporations Delivered 02:02 PM 06/04/2008 FILED 01:45 PM 06/04/2008 SRV 080661726 — 4556750 FILE
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
•	First: The name of the limited liability company is Cumberland Gate, LLC
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•	Second: The address of its registered office in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, DE 19904 County of Kent. The name of its Registered agent at such address is National Registered Agents, Inc.

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•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Cumberland Gate, LLC this 4 day of June, 2008

BY:	/s/ David Womer
Authorized Person(s)

NAME:	David Womer
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